[redacted]

08026685 MMISSION

PD 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Barclay Boulevard Suite 200
(No. and Street)

Buffalo Grove (City) IL (State) 60089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sweet 847-495-6750 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul G. Mazzocco, CPA, LLC
(Name – *if individual, state last, first, middle name*)

13125 S Western Ave. (Address) Blue Island (City) IL (State) 60406 (Zip Code)

PROCESSED MAR 07 2008 THOMSON FINANCIAL E

SEC Mail Processing Section FEB 21 2008 Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or an[…]ssions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/08

OATH OR AFFIRMATION

I, Kenneth Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE WORLDWIDE INVESTMENTS, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ken Sweet
Signature

MANAGING MEMBER, PRINCIPAL
Title

Kelly L Fermazin
Notary Public

OFFICIAL SEAL
KELLY L FERMAZIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/20/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Worldwide Investments, LLC
Audited Financial Statements
December 31, 2007

Reliance Worldwide Investments, LLC
Financial Statements
December 31, 2007

Table of Contents

CPA

PAUL G. MAZZOCCO, CPA, LLC
Certified Public Accountant

13125 S. Western Avenue • Blue Island, IL 60406
(708) 389-5596 • FAX (708) 389-1225
pgmazz@comcast.net
www.mazztax.com

INDEPENDENT AUDITOR'S REPORT

Reliance Worldwide Investments, LLC:

I have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC (the "Company") at December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul G. Mazzocco CPA LLC

Blue Island, Illinois
February 10, 2008

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash & equivalents	$	86,107
Deposits with clearing organizations		31,627
Prepaid fidelity bond		780
Computer equipment at cost less accumulated depreciation of $2,150		8,599
	$	127,113

Liabilities & Members' Equity

Liabilities	$	-
Members' Equity		128,909
Retained earnings (deficit)		(1,796)
	$	127,113

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Income and Retained Earnings
For the year ended December 31, 2007

Revenues				
	Interest	$ 1,333		
	Other	35,000	$	36,333
Expenses				
	Bonding & guarantor costs	1,351		
	Licenses & permits	90		
	Continuing education	450		
	Depreciation	2,150		
	Office supplies & expenses	484		
	Payroll costs	3,614		
	Regulatory fees	14,481		
	Occupancy	4,200		26,820
	Net income		$	9,513
	Retained earnings (deficit) January 1, 2007			(11,309)
	Retained earnings (deficit) December 31, 2007		$	(1,796)

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities:		
Net income	**$**	**9,513**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		**2,150**
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others		**(415)**
Prepaid expenses		**3,804**
Net cash provided by operating activities		**15,052**
Cash flows from investing activities:		
Purchase of computer equipment		**(10,749)**
Cash flows from financing activities:		
Members' capital contributions		**2,483**
Increase in cash	**$**	**6,786**
Cash at January 1, 2007		**79,321**
Cash at December 31, 2007	**$**	**86,107**

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Notes to Financial Statements
December 31, 2007

1. **Organization and Nature of Business**

   The Company is a broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers (NASD). The Company is a Nevada Limited Liability Company wholly owned by one individual.

2. **Significant Accounting Policies**

   Basis of Presentation

   The financial statements include the accounts of the Company. The company has no subsidiaries and is engaged in a single line of business as a broker-dealer. The Company became authorized to do business on June 26, 2007. Company transactions during 2007 were primarily administrative and regulatory in nature.

   Income Taxes

   The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements.

   Depreciation

   Depreciation is provided on a straight-line basis using an estimated useful life of five years.

3. **Leases**

   The Company has entered into a non-cancelable long-term lease agreement for its furnished premises at 1250 Barclay Boulevard, Suite 280, Buffalo Grove, Illinois 60089, that expires on December 31, 2012. Future minimum rental commitments under such lease follow:

2008	$18,000.00
2009	24,000.00
2010	30,000.00
2011	30,000.00
2012	30,000.00

4. **Schedules I, II, III, IV – Supplementary Information Required by rule 17a-5 Under the Securities Exchange Act of 1934:**

Schedule I
Reliance Worldwide Investments, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

Net Capital		
Total members' equity		$ 127,113
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		127,113
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		127,113
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	8,599	
Other assets	780	
	9,379	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges	-	9,379
Net capital before haircuts on securities positions (tentative net capital)		117,734
Haircuts on securities		-
Net capital		$ 117,734
Aggregate indebtedness		$ -
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 117,734
Excess net capital at 1,000 percent		$ 117,734
Ratio: Aggregate indebtedness to net capital		0 to 1
Reconciliation with company's computation (included in Part II of Form x-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 117,419
Miscellaneous audit adjustments		315
Net capital per above		$ 117,734

Schedule II
Reliance Worldwide Investments, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items	$	-
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3.		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Other		-
Gross debits		-
Less % charge		-
Total debit items		-
Reserve computation		
Excess of total debits over total credits	$	-
Required deposit	$	-
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Excess as reported in Company's Part II FOCUS report	$	-
Excess per above computation	$	-

Schedule III
Reliance Worldwide Investments, LLC
Information Relating to Possession or Control Requirements Under
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	None

Schedule IV
Reliance Worldwide Investments, LLC
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2007

At the report date, the Company maintained no customers' regulated commodity futures and options accounts. Therefore, the Company was not required to segregate any funds for this purpose.

END